           As filed with the Securities and Exchange Commission on July 31, 1996


                                                       Registration No. 33-81035
- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     -----------------------------------------------------------------------



                                 AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             CORRPRO COMPANIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             Ohio                                                34-1422570
(State or Other Jurisdiction of                               (I.R.S. Employer
Incorporation or Organization)                               Identification No.)

                              1090 Enterprise Drive
                               Medina, Ohio 44256
                                 (330) 723-5082
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                  Joseph W. Rog
          Chairman of the Board, President and Chief Executive Officer
                             Corrpro Companies, Inc.
                              1090 Enterprise Drive
                               Medina, Ohio 44256
                                 (330) 723-5082

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent for Service)

     -----------------------------------------------------------------------


                                   Copies to:

                            Albert N. Salvatore, Esq.
                  McDonald, Hopkins, Burke & Haber Co., L.P.A.
                              2100 Bank One Center
                             600 Superior Avenue, E.
                           Cleveland, Ohio 44114-2653

     -----------------------------------------------------------------------


          Approximate date of commencement of proposed sale to public:
    From time to time after the effective date of this Registration Statement

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ] _______________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                   -------------------------------------------


                         CALCULATION OF REGISTRATION FEE



================================================================================================================================
      Title of each class                                   Proposed maximum        Proposed maximum
         of securities                Amount to be           offering price             aggregate              Amount of
       to be registered                registered             per share(1)           offering price         registration fee
================================================================================================================================
        Common Shares,
       without par value             529,685 Shares             $8.625                 $4,568,534            $1,655.27 (2)

============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Such estimate has been computed in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the low and high prices of the Registrant's Common Shares as reported on the New York Stock Exchange on July 29, 1996.

(2)      Previously paid.



                   -------------------------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

                             CORRPRO COMPANIES, INC.
                              CROSS-REFERENCE SHEET

                    PURSUANT TO ITEM 501(b) OF REGULATION S-K

            Form S-3 Number and Caption                      Location in Prospectus
            ---------------------------                      ----------------------
1.    Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus ...................................    Outside Front Cover Page

2.    Inside Front and Outside Back Cover
      Pages of Prospectus...........................    Inside Front and Outside Back Cover Pages

3.    Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges.......................................    Risk Factors; Not Applicable

4.    Use of Proceeds ..............................    Use of Proceeds

5.    Determination of Offering Price ..............    Not Applicable

6.    Dilution .....................................    Not Applicable

7.    Selling Security Holders .....................    Information Concerning the Selling
                                                        Shareholders

8.    Plan of Distribution .........................    Plan of Distribution

9.    Description of Securities to be
      Registered ...................................    Incorporation of Certain Information by
                                                        Reference

10.   Interests of Named Experts and
      Counsel.......................................    Not Applicable

11.   Material Changes..............................    Recent Developments

12.   Incorporation of Certain Information by
      Reference ....................................    Incorporation of Certain Information by
                                                        Reference
13.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities ..................................    Not Applicable

                                   PROSPECTUS

                             CORRPRO COMPANIES, INC.

                     529,685 COMMON SHARES WITHOUT PAR VALUE

      This Prospectus relates to the 529,685 Common Shares (the "Shares") without par value of Corrpro Companies, Inc., an Ohio corporation (the "Company"), to be sold by certain shareholders of the Company (the "Selling Shareholders"). See "Information Concerning the Selling Shareholders." The Shares offered hereby were issued in connection with exchange rights granted by the Company in relation to its acquisition of all the issued and outstanding shares of voting stock of Commonwealth Seager Holdings Ltd., an Alberta corporation d/b/a Commonwealth Seager Group ("CSG"). In connection with the acquisition, the sellers of voting stock of CSG received 825,000 nonvoting preferred shares of CSG ("CSG Preferred") which could be exchanged for a maximum of 680,170 Common Shares of the Company at any time at the option of the holders until March 31, 1998. All such exchange rights have been exercised.

      All proceeds from any sale of the Shares by the Selling Shareholders shall inure to the benefit of such Selling Shareholders. The Company will receive no proceeds from the sale of the Shares which may be offered hereby. All of the expenses of registration incurred in connection herewith are being borne by the Company.

      The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. It is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the New York Stock Exchange at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. See "Plan of Distribution." The Common Shares of the Company are traded on the New York Stock Exchange under the symbol CO.

      SEE "RISK FACTORS" AT PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is July 31, 1996.

                                  RISK FACTORS

RECENT FINANCIAL RESULTS


      The Company's earnings for fiscal 1995 were 43 cents per share, which were substantially below analysts' expectations. The Company incurred a loss of $5.2 million, or 84 cents per share, during fiscal 1996. The Company commenced and continues to implement a series of measures designed to reduce costs and to increase profitability, productivity and cash flow. As a result of these measures, the Company reported net income of $1.2 million or 18 cents per share for the quarter ended June 30, 1996. However, there can be no assurance that these measures will enable the Company to continue to be profitable.


LITIGATION

      In June 1995, the Company announced that earnings per share for fiscal 1995 were expected to be substantially below analysts' expectations, and in August 1995, the Company restated its previously reported results for the second and third quarters of fiscal 1995. Commencing in June 1995, six class action lawsuits were filed against the Company and certain of its current and former directors and officers, and a shareholder derivative action was commenced naming the Company, its current and former directors and certain of its current and former officers as defendants.


      On September 7, 1995, five of the class actions were consolidated in the U.S. District Court for the Northern District of Ohio and styled IN RE CORRPRO COMPANIES, INC. SECURITIES LITIGATION. On September 14, 1995, the other class action was voluntarily dismissed. On or about September 29, 1995, an amended and consolidated class action complaint was filed in this consolidated proceeding on behalf of a purported class consisting of investors who purchased the Company's common shares between June 1, 1994 and June 19, 1995. The Company and Joseph W. Rog, Robert M. Gossett and Ronald S. Langos, current or former directors and/or officers of the Company, remain the named defendants. The amended complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, and common law fraud and negligent misrepresentation. It asserts, among other things, that defendants made false and misleading statements during the class period in the Company's quarterly and annual reports filed with the Securities and Exchange Commission ("SEC"), press releases and periodic reports to shareholders which are claimed to have materially overstated the Company's assets, net income and projected net income. The amended complaint seeks, on behalf of the purported class, compensatory damages of tens of millions of dollars based on the number of shares claimed to have been traded during the class period and the decline in the price of the shares following the Company's June 1995 announcement, as well as punitive damages, prejudgment interest and costs.

      On November 1, 1995, the Company and all other defendants filed motions to dismiss the amended and consolidated class action complaint in its entirety, and these motions are still pending.


      In August 1995, the Company was served with a lawsuit captioned LANI ROTHSTEIN, TRUSTEE VS. ROBERT M. GOSSETT, BARRY W. SCHADECK, JOSEPH C. OVERBECK, JOSEPH W. ROG, DAVID H. KROON, C. RICHARD LYNHAM, ROBERT E. HODGE, ROBERT (SIC)
S. LANGOS, RICHARD HARR, DOES 1-100, AND CORRPRO COMPANIES, INC., Medina County Common Pleas Court, Case No. 95 CIV 0522. This shareholder derivative action was filed August 2, 1995 and served on or about August 4, 1995. On behalf of the shareholders of Corrpro Companies, Inc., the plaintiff alleges derivative claims for intentional breaches of fiduciary duties and aiding and abetting, constructive fraud, and accounting, and disgorgement of insider trading profits. The plaintiff requests a declaratory judgment, an accounting, compensatory damages, a court order to implement certain policies, return of remuneration, exemplary and punitive damages, attorneys' fees, prejudgment and postjudgment interest, and litigation costs and expenses in unspecified amounts.


      On or about October 16, 1995, the defendants filed a motion to dismiss the shareholder derivative action referred to above in its entirety. On December 28, 1995, the motion to dismiss the shareholder derivative action was granted without prejudice. An appeal is pending.


      In addition, the Company is cooperating in an investigation being conducted by the SEC concerning certain matters, including those described above. Copies of documents requested by the SEC have been provided, and the testimony of certain individuals has been taken. To the Company's knowledge, this investigation has not yet been completed. In addition, the Company is unable to assess the impact of the ultimate resolution of this matter.

      The Company's directors and officers liability insurance ("D&O") carriers have been given notice of the filing of the amended and consolidated class action and shareholder derivative litigation and of the SEC investigation, and have each notified the Company that they are preliminarily reserving their rights concerning coverage with respect to the class action litigation. The D&O primary carrier has stated that it is reserving its rights to take such action as may be warranted should it be determined that any misrepresentations were made in connection with the application for the policy, and that it is reserving all rights and defenses which it may have under the policy's exclusions, endorsements and other terms and conditions. The D&O excess carrier has stated that its obligations will attach only after the underlying primary policy has been exhausted by payment of claims, and that it is reserving all rights to deny coverage and/or rescind the policy on all bases applicable to the facts of the claim and/or at law. The Company disputes the D&O carriers' reservations of rights. The Company has not been informed of any decision by the D&O carriers as to whether the D&O policies provide coverage for some or all of the claims in the class action and shareholder derivative litigation.

      Management is unable to assess at this time the ultimate outcome of the amended and consolidated class action or shareholder derivative litigation or the SEC investigation. Other than an accrual for the cost of defense, no provision for liability, if any, that may result has been made in the Company's financial statements. The Company is a party to indemnification agreements with the individual defendants in the class action and shareholder derivative litigation, and the Company is paying the reasonable expenses (including attorneys' fees) of the individual defendants in defending such lawsuits in advance of the final disposition of such lawsuits. The individual defendants have each furnished to the Company a written undertaking to repay the amounts so paid if it shall ultimately be determined that such individual defendant is not entitled to indemnification. If resolved unfavorably, the litigation and investigation could have a material adverse effect on the Company's financial condition, results of operations and liquidity. In addition, the Company has expensed approximately $3.5 million in legal fees through June 30, 1996. The Company expects to continue to incur significant legal fees in connection with these matters; however, the ultimate amount of such legal fees cannot be determined at the present time.


IMPACT OF ACQUISITIONS

      Acquisitions of businesses providing complimentary products, services or technologies has represented a key component of the Company's business strategy. Among the businesses acquired during the last three fiscal years are:
Commonwealth Seager Holdings, Ltd. (fiscal 1994); Good-All Electric, Inc. (fiscal 1994); UCC Corporation (fiscal 1994); The Wilson Walton Group Limited (fiscal 1994); Rohrback Cosasco Systems, Inc. (fiscal 1995); Thermal Reduction Company (fiscal 1995); and American Corrosion Services, Inc. (fiscal 1995). There were no business acquisitions during fiscal 1996. As a consequence of the acquisitions completed during the last three fiscal years, the Company has grown significantly in size and in the range of products and services that it provides. While these acquisitions have served to significantly enhance the Company's presence in the corrosion control market, the integration of these businesses and the expansion of the Company's infrastructure required to effectively manage such growth had a materially unfavorable impact on the Company's results in fiscal 1995 and the first half of fiscal 1996. Although the Company's results began to improve during the second half of fiscal 1996, efforts are continuing to complete the integration of these businesses, and the Company has ceased all acquisition activity at least until this effort has been completed. The Company believes that effective management of the growth resulting from the acquisitions is critical to the Company's future success. However, there can be no assurance as to the Company's ability to integrate these businesses effectively nor as to its success in managing the significantly larger operations resulting therefrom.

DEPENDENCE ON KEY PERSONNEL

      The Company's success depends significantly on the retention of principal members of its management and engineering staff and on its ability to continue to attract, motivate and retain additional key personnel. While the Company has not in the past had difficulty in recruiting and retaining qualified personnel, experienced corrosion engineers are relatively scarce; and because engineering programs in U.S. colleges and universities do not offer extensive programs in corrosion engineering, new engineers require significant additional training in order to gain necessary expertise in this area. As a result of the relative scarcity of experienced corrosion engineers and the costs associated with training new engineers, competition for qualified personnel is intense. The inability to recruit necessary additional personnel or the loss of the services of the Company's key personnel, including its Chairman of the Board, President and Chief Executive Officer, Joseph W. Rog, could have a material adverse effect upon the Company's business. The Company has obtained key man insurance on, and has entered into employment agreements with, Joseph W. Rog and certain of its other executives.

COMPETITION

      Although the Company believes few companies currently offer the comprehensive services that it provides, it believes that competition in all areas of the corrosion control industry is likely to increase as the demand for corrosion control products and services grows and as more companies enter the market and expand their range of services. The Company's competitors may in some cases have substantially greater financial, technical and/or marketing resources than the Company. There could be no assurance that the Company will be able to respond effectively to increased competition in the corrosion control industry.

UNINSURED RISKS

      Although the risks associated with corrosion of bridges, storage tanks, pipelines and other infrastructure assets have contributed to an increased demand for the Company's products and services, they also create the risk of exposure to liability at common law and under various state and federal statutes (including statutes relating to the protection of the environment). For example, the Company provides corrosion control products and services for storage tanks, pipelines and other structures which hold or transport toxic or hazardous substances. The Company also provides corrosion control services for bridges, transit systems and other large infrastructure assets. As a result of these applications and the potential costs associated with corrosion-related failures of infrastructure assets, the Company could become exposed to significant liability in the event the Company is deemed responsible for personal injury or property damage resulting from its products or services. Although the Company maintains professional liability, products liability and general liability insurance in amounts that it deems reasonable in light of its past experience, such policies contain specific exclusions for pollution damage and are limited in amount. The Company believes that it operates safely and prudently; however, there can be no assurance that liability which may be incurred by the Company will be covered by insurance or that such liabilities will not exceed policy limits. The Company does not maintain funded reserves to provide for the payment of partially or completely uninsured claims and, accordingly, a partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON FOREIGN SALES

      During the three years ended March 31, 1996, the percentage of the Company's revenues derived from sales of products and services to customers outside the United States and Canada increased from approximately 7% to approximately 25%. Some of the Company's foreign customers are located in politically sensitive areas such as the Middle East. For United States export sales direct to customers, the Company generally obtains security for payment by letters of credit or by advance payment. Substantially all such sales are paid for in United States dollars. However, the Company's foreign subsidiaries generally conduct business in local currency. In addition, foreign sales activities are subject to other customary risks of operating in a global environment, such as unstable political situations, the effect of local laws and taxes, tariff increases and regulations and requirements for export licenses, currency fluctuations and the potential imposition of trade or foreign exchange restrictions and transportation delays.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

      It is possible that the division of the Board of Directors of the Company into classes as provided by the Amended Code of Regulations of the Company, the ability of the Board of Directors of the Company to issue Serial Preferred Shares and/or certain provisions of Ohio law may discourage other companies from making a tender offer for or acquisitions of substantial amounts of the Company's Common Shares. This could have the incidental effect of inhibiting changes in management and increases in market price of the Company's Common Shares which often result from actual or rumored takeover attempts. In addition, the indemnification provisions of the Company's Amended Code of Regulations and the provisions of indemnification agreements entered into with the Directors and executive officers of the Company may have the effect of reducing the likelihood of derivative litigation and deterring shareholders from bringing a lawsuit against Directors for alleged breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

                              AVAILABLE INFORMATION

      The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its principal office, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. In addition, such reports and similar information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

      The Company has filed with the Commission in Washington, D.C. a registration statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the registration statement. Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of such documents may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      On either written or oral request, any person receiving a copy of this Prospectus may obtain from the Company, without charge, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written request should be directed to: Corrpro Companies, Inc., 1090 Enterprise Drive, Medina, Ohio 44256;
Attention: Secretary (Telephone: (330) 723-5082).

      The following documents filed with the Commission pursuant to the applicable statutes are incorporated herein by reference:

      (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

      (2)   The Company's Proxy Statement dated June 17, 1996.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all such securities offered hereby have been sold or which deregisters all securities then remaining to be sold shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement contained in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                               RECENT DEVELOPMENTS

      On July 22, 1996, the Company announced results for its fiscal 1997 first quarter which ended June 30, 1996. Revenues for the first quarter totaled $36.5 million compared with $33.5 million for the prior year first quarter, an increase of 8.9%. Operating income for the first quarter totaled $2.6 million compared with an operating loss of $4.1 million for the prior year period. Prior year operating loss included unusual charges of $1.5 million. The Company generated net income of $1.2 million or 18 cents per share during the first quarter compared with a net loss of $3.1 million or 53 cents per share in the prior year period.

      During the first quarter, the Company generated increases in both service and product revenues. The revenue growth was all internally generated as there were no acquisitions in either the current or prior year. Service revenues increased approximately 10.3% which is primarily attributable to growth at the Company's domestic core businesses. Product revenues were up approximately 7.9% for the quarter. This growth also relates to the domestic core businesses as well as the Company's Wilson Walton operation. Partially offsetting the growth in product revenues was a $1.2 million decline relating to the Company's Corrtherm foundry operation. Although the majority of Corrtherm's operating difficulties have been resolved, its results continue to be negatively impacted by lower revenue levels. Excluding the impact of the decline at Corrtherm, revenues were up approximately 14% between years. A portion of this increase represents a carryover of business from the fourth quarter of fiscal 1996. Severe winter weather during the prior year fourth quarter delayed certain engineering and construction projects to future periods.

      Gross profit margins continued to improve during the first quarter and, on an overall basis, represented 30.2% of revenues compared to 21.8% in the prior year period. Service margins totaled 36.6% for the first quarter compared to 21.3% in the prior year period. Gross margins on product sales totaled 25.5% for the first quarter compared to 22.2% in the prior year period. Product margins, however, continue to be negatively impacted by low margins at Corrtherm. Although Corrtherm's gross margins have improved between years, they continue to be below those of the Company's other operations.

      Operating expenses were down $1.5 million or 15.3% between years as the Company continues to realize the benefits of the cost reduction measures implemented during the prior fiscal year. Operating expenses for the first quarter totaled $8.4 million or 23.0% of revenues compared to $9.9 million or 29.6% of revenues in the prior year period.

      The Company also announced that Robert M. Adamov, Vice President, Human Resources and Investor Relations had resigned to pursue another opportunity. The Company's investor relations function will now be handled directly by the Company's Senior Vice President and Chief Financial Officer, Neal R. Restivo.


                                   THE COMPANY

      The principal executive offices of the Company are located at 1090 Enterprise Drive, Medina, Ohio 44256 and its telephone number is (330) 723-5082.

                                 USE OF PROCEEDS

      The Company will receive no proceeds from the sale of the Shares which may be offered hereby.

                 INFORMATION CONCERNING THE SELLING SHAREHOLDERS

      The Selling Shareholders were the holders of voting stock of CSG prior to the Company's acquisition of all of the issued and outstanding voting stock of CSG effective April 1, 1993. In connection with the acquisition, the Selling Shareholders received 825,000 shares of CSG Preferred which could be exchanged for a maximum of 680,170 Common Shares of the Company at the option of the holders at any time until March 31, 1998. All such exchange rights have been exercised. Each of the Selling Shareholders or their spouses provided services to the Company or its wholly-owned Canadian subsidiary, Corrpro Canada, Inc., following the Company's acquisition of all of the issued and outstanding voting stock of CSG; however, Ronald W. Bladon no longer provides such services.

      The following table sets forth (i) the number of the Company's Common Shares owned by each of the Selling Shareholders on the date of the Prospectus;
(ii) the number of the Company's Common Shares which are being registered for the account of each Selling Shareholder by this Prospectus; and (iii) the number of the Company's Common Shares to be owned by each of the Selling Shareholders if all of each such Selling Shareholder's Common Shares covered by this Prospectus were sold.

============================================================================================================================
                                                                                                  SHARES TO BE OWNED
                                                                                                     IF ALL SHARES
                                      NUMBER OF SHARES                                                REGISTERED
       NAME OF SELLING               OWNED PRIOR TO THIS            NUMBER OF SHARES                HEREUNDER WERE
         SHAREHOLDER                    REGISTRATION                TO BE REGISTERED                     SOLD
- ----------------------------------------------------------------------------------------------------------------------------
Ronald W. Bladon                           15,595                         5,154                         10,441
- ----------------------------------------------------------------------------------------------------------------------------
Donald S. Demich                           52,563                        52,563                           --
- ----------------------------------------------------------------------------------------------------------------------------
Grant G. Firth                             31,527                        31,527                           --
- ----------------------------------------------------------------------------------------------------------------------------
Maureen Firth                              31,527                        21,436                         10,091
- ----------------------------------------------------------------------------------------------------------------------------
Phyllis Ginther                            27,843                        14,840                         13,003
- ----------------------------------------------------------------------------------------------------------------------------
Ronald E. Ginther                          35,799                        35,799                           --
- ----------------------------------------------------------------------------------------------------------------------------
Maureen Jones                              44,679                        44,679                           --
- ----------------------------------------------------------------------------------------------------------------------------
Richard B. Jones                           44,679                        44,679                           --
- ----------------------------------------------------------------------------------------------------------------------------
Donald G. Marr                             34,341                        34,341                           --
- ----------------------------------------------------------------------------------------------------------------------------
Linda Marr                                 34,341                        32,561                          1,780
- ----------------------------------------------------------------------------------------------------------------------------

Ronald V. Maurier                          11,618                         1,649                          9,969

- ----------------------------------------------------------------------------------------------------------------------------
Barry W. Schadeck                          34,341                        34,341                           --
- ----------------------------------------------------------------------------------------------------------------------------
Bonnie E. Schadeck                         34,341                        32,561                          1,780
- ----------------------------------------------------------------------------------------------------------------------------
H. Joyce Webster                           53,478                        53,478                           --
- ----------------------------------------------------------------------------------------------------------------------------
R. David Webster                           53,478                        53,478                           --
- ----------------------------------------------------------------------------------------------------------------------------
Lloyd G. Wiebe                             28,239                        28,239                           --
- ----------------------------------------------------------------------------------------------------------------------------
Diane Wilkinson                            15,595                         5,154                         10,441
- ----------------------------------------------------------------------------------------------------------------------------
Bruce J. Wiskel                            14,826                         1,603                         13,223
- ----------------------------------------------------------------------------------------------------------------------------
Darlene Wiskel                             14,826                         1,603                          6,784
============================================================================================================================

                              PLAN OF DISTRIBUTION

      The Company will receive no proceeds from the sale of the Shares which may be offered hereby. The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the New York Stock Exchange at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. If Shares are sold through brokers or dealers, the

Selling Shareholders may pay customary brokerage commissions or mark-downs and related charges. After November 6, 1997, the Selling Shareholders may sell Shares covered by this Prospectus from time to time pursuant to Rule 144 under the Securities Act, and, accordingly, the registration statement with respect to the Shares covered by this Prospectus shall remain in effect until November 6, 1997, and, as a result, the Selling Shareholders must sell the Shares by such date in order to sell them pursuant to such registration statement.

                                     EXPERTS

      The consolidated financial statements of the Company and its subsidiaries incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                  LEGAL OPINION

      The validity of the Shares which may be offered hereby will be passed upon for the Company by McDonald, Hopkins, Burke & Haber Co., L.P.A., Cleveland, Ohio.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFER OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAD BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR IN ANY OTHER INFORMATION CONTAINED HEREIN SINCE THE DATE OF THIS PROSPECTUS.



                                TABLE OF CONTENTS
                                                                       Page


Risk Factors.............................................................2
Available Information....................................................7
Incorporation of Certain Documents
  by Reference...........................................................7
Recent Developments......................................................8
The Company..............................................................9
Use of Proceeds..........................................................9
Information Concerning the Selling
  Shareholders...........................................................9
Plan of Distribution....................................................10
Experts.................................................................11
Legal Opinion...........................................................11




                                 529,685 SHARES



                             CORRPRO COMPANIES, INC.



                                  COMMON SHARES
                  --------------------------------------------







                  --------------------------------------------


                                   PROSPECTUS

                  --------------------------------------------









                                  July 31, 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following are the estimated expenses of issuance and distribution of the Common Shares registered on Form S-3.


                 Description                      Amount

Registration Fee                               $ 1,655.27

Accounting Fees and Expenses                    10,000.00

Legal Fees and Expenses                         15,000.00

                                               -----------


      Total                                    $26,655.27

      All of the above expenses have been or will be paid by the registrant.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Ohio Revised Code authorizes Ohio corporations to indemnify directors and officers from liability if the director or officer acted in good faith and in a manner reasonably believed by the director or officer to be in or not opposed to the best interests of the corporation, and with respect to any criminal actions, if the director or officer had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if (a) the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determined such person is fairly and reasonably entitled to indemnification, or (b) the liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Revised Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to directors and officers under the articles of incorporation or code of regulations of the corporation or any agreement between directors and officers and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity, or arising out of the status, as an director or officer, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Revised Code.

      The registrant's Code of Regulations provides for the indemnification of directors and officers of the registrant and, as authorized by the Board of Directors of the registrant, to the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the registrant upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

      The registrant maintains a directors and officers insurance policy which, subject to certain exclusions, provides a reimbursement to the directors and officers of the registrant for legal fees and expenses resulting from the defense of certain judicial or administrative proceedings initiated against the director or officer as a result of his conduct or actions in his capacity as a director or officer of the registrant and provides reimbursement to the registrant for costs the registrant has incurred as a result of indemnifying its directors and officers.

ITEM 16.  EXHIBITS.

      The exhibits to this Registration Statement are listed in the Exhibit Index on page E-1 of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii)to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liabilities under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Medina, State of Ohio, on July 30 , 1996.



                                          CORRPRO COMPANIES, INC.


                                     By:  /s/  Joseph W. Rog
                                          ------------------------------------
                                                      Joseph W. Rog
                                          Chairman of the Board, President and
                                                 Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities indicated on July 30, 1996.


             Signature                                                                Title
             ---------                                                                -----

/s/ Joseph W. Rog*                                           Chairman of the Board, President, Chief
- -----------------------------------------                    Executive Officer and Director
         Joseph W. Rog                                       (Principal Executive Officer)


/s/ Robert E. Hodge*                                         Director
- -----------------------------------------
         Robert E. Hodge

/s/ David H. Kroon*                                          Director
- -----------------------------------------
         David H. Kroon

/s/ C. Richard Lynham*                                       Director
- -----------------------------------------
         C. Richard Lynham

                                                             Director
- -----------------------------------------
         Warren F. Rogers

/s/ Barry W. Schadeck*                                       Director
- -----------------------------------------
         Barry W. Schadeck

                                                             Director
- -----------------------------------------
         Walter W. Williams

/s/ Neal R. Restivo*                                         Senior Vice President and Chief Financial
- -----------------------------------------                    Officer (Principal Financial Officer and
         Neal R. Restivo                                     Principal Accounting Officer)


*The undersigned, by signing his name hereto, does sign this Amendment No. 2 to this Registration Statement on behalf of the above named Directors and officers of Corrpro Companies, Inc. pursuant to a Power of Attorney executed on behalf of such Directors and officers which has been filed with the Securities and Exchange Commission.



                                  By:  /s/  Neal R. Restivo
                                       -----------------------------------
                                       Neal R. Restivo, Attorney-in-Fact

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated May 28, 1996 which appears on page 15 of the Corrpro Companies, Inc. Annual Report on Form 10-K for the year ended March 31, 1996. We also consent to the reference to us under the heading "Experts" in such Prospectus.


Price Waterhouse LLP


Cleveland, Ohio
July 30, 1996

                                  EXHIBIT INDEX



   Exhibit                                                                                                 Sequential
     No.                                               Exhibit                                                Page
   ------                                              -------                                             ----------

2.1             Stock Purchase Agreement dated May 3, 1993 by and among the                                    --
                Company and R. David Webster, H. Joyce Webster, Richard B.
                Jones, Maureen Jones, Donald G. Marr, Linda Marr, Barry W.
                Schadeck, Bonnie E. Schadeck, Grant G. Firth, Maureen Firth,
                Ronald E. Ginther, Phyllis Ginther, Ronald W. Bladon, Diane
                Wilkinson, Bruce J. Wiskel, Darlene Wiskel, Lloyd Wiebe, Lynne
                Wiebe, Donald S. Demich, Ronald V. Maurier, Aime Archer,
                James Hunter, Ronald Sherstan, Darlene Butlin, Art Gaber, Don
                U. Young, Leonard Pederson, Barry Bilawey and Lindsay Blair
                Stuparek, individually.(1)

2.2             Offer to Purchase all Outstanding Shares of Common Stock of                                    --
                Harco Technologies Corporation dated April 29, 1989 by
                CORACQ, Inc., a wholly owned subsidiary of the Registrant.(1)

2.3             Stock Purchase Agreement dated November 20, 1987 by and                                        --
                between the Registrant and TWC Holdings, Inc.(1)

2.4             Asset Purchase Agreement dated February 18, 1987 by and among                                  --
                William J. Ellis and Corrosion Engineering & Research Co. aka
                CERCO and the Registrant.(1)

2.5             Asset Purchase Agreement dated January 2, 1994 by among                                        --
                Valmont Industries, Inc., Good-All Electric, Inc., a Nebraska
                corporation, the Registrant and Good-All Electric, Inc., an Ohio
                corporation.(2)

2.6             Stock Purchase Agreement dated March 1, 1994 by and among the                                  --
                Company, UCC, United Corrosion Consultants Ltd., and Tom
                Burke, Valerie Burke, Pierre Crevolin, Sylvia Crevolin, John
                Chase, Jim Schell, Cliff Willment, Ken Roth, Duane Luterbach,
                George Gebkenjans, Dwane Taylor, Dennis Trudeau, Kevin
                Vandewoestyne, Craig Prusakowski, Parker Fjeldberg, Mark Tarnes,
                Don Martineau, Ole Peteherych, Doug Hill and Jerry Beahm,
                individually.(2)

2.7             Share Sale Agreement dated March 15, 1994 by and among                                         --
                Christopher L. Westcott, William N. Darley, Pang Kok Wah, Man
                Siu Ping, Stanley J. Downes, Michael B. Thurman, Winston
                Shepherd, Gillian M. Shepherd, Christopher J. G. Shepherd,
                Northern Investors company PLC, Northern Venture Partnership
                Fund and the Registrant.(2)

   Exhibit                                                                                                 Sequential
     No.                                               Exhibit                                                Page
   ------                                              -------                                             ----------

2.8             Share Purchase Agreement dated August 24, 1994 by and among                                    --
                MascoTech, Inc., Rohrback Cosasco Systems, Inc. and the
                Registrant.(3)

2.9             Asset Purchase Agreement dated October 30, 1994 by and among                                   --
                Thermal Reduction Company, W.B. Coleman Testing Laboratories
                Corporation, Nicholas S. Schorsch, the Registrant and Corrtherm,
                Inc.(4)

2.10            Asset Purchase Agreement dated November 23, 1994 by and                                        --
                among American Corrosion Services, Inc., American Oilfield
                Divers, Inc., Corrtherm, Inc. and the Registrant.(5)

4.1             Specimen certificate for the Common Shares.(1)                                                 --

4.2             [Not used]

4.3             [Not used]

4.4             [Not used]

4.5             Amended and Restated Purchase Agreement by and between                                         --
                MLBC, Inc. and the Registrant.(2)

4.6             [Not used]

4.7             [Not used]

4.8             [Not used]

4.9             [Not used]

4.10            Credit Agreement dated as of March 29, 1996 by and among the                                   --
                Registrant, the Lenders Party thereto and Bank One, Columbus,
                NA.(6)

                Other long term debt agreements of the Registrant are not filed pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The
                Registrant will furnish copies of any such agreements to the Securities and Exchange Commission upon its request.

5.1 Opinion of McDonald, Hopkins, Burke & Haber Co., L.P.A. as to the validity of the Shares. *

23.1            Consent of McDonald, Hopkins, Burke & Haber Co., L.P.A.
                (included in Exhibit 5.1 of this Registration Statement). *

23.2            Consent of Independent Accountants.*

- ------------------

*        Filed herewith

(1) A copy of this exhibit filed as the same exhibit number of the Registrant's Registration Statement on Form S-1 (Registration No. 33-64482) is incorporated herein by reference.

(2) A copy of this exhibit filed as the same exhibit number of the Registrant's Registration Statement on Form S-1 (Registration No. 33-76730) is incorporated herein by reference.

(3) A copy of this exhibit filed as the exhibit to the Registrant's report on Form 8-K which report is dated August 24, 1994 is incorporated herein by reference.

(4) A copy of this exhibit filed as the exhibit to the Registrant's report on Form 8-K which report is dated October 30, 1994 is incorporated herein by reference.

(5) A copy of this exhibit filed as the same exhibit number of the Registrant's report on Form 10-K for the fiscal year ended March 31, 1995 is incorporated herein by reference.

(6) A copy of this exhibit filed as the same exhibit number of the Registrant's report on Form 10-K for the fiscal year ended March 31, 1996 is incorporated herein by reference.